EXHIBIT 1

                        Text of Proposal

     PROPOSAL TO THE SPECIAL COMMITTEE OF THE PRESLEY COMPANIES

                          June 30, 1998


Transaction   Overview:  William Lyon Homes, a California
              corporation ("WL Homes") will acquire The
              Presley Companies, a Delaware corporation
              ("Presley Del.") through a cash-for-stock merger pursuant to which all of the holders of the Series A and Series B Common Stock of Presley Del. (other than General William
              Lyon) will receive cash for their shares of Presley Del.

              Step One: WL Homes will arrange a bridge loan in the amount of $40 million (the "Bridge Loan"). WL Homes will contribute approximately $17.6 million to a newly-formed acquisition subsidiary ("Newco") and will distribute approximately $22.4 million to General Lyon as a return of his previously taxed S corporation earnings.

              Step Two: General Lyon will transfer his shares of Presley Del. to WL Homes in exchange for additional shares of WL Homes stock in a transaction intended to be tax-free under I.R.C. Section 351.

              Step Three: Presley Del., its wholly-owned subsidiary, The Presley Companies, a
              California corporation ("Presley Cal." and, together with Presley Del., "Presley"), and Newco will merge in a cash-for-stock merger pursuant to which the stockholders of Presley
              Del. (other than Newco) will receive $0.40 per share, or an aggregate of approximately
              $17.6 million.  The shares of Presley Del.
              held by Newco will be cancelled for no
              additional consideration.  Presley Del.
              will be the surviving corporation (the
              "Combined Entity").

              Step Four:  All of the assets and
              liabilities of WL Homes, including the
              Bridge Loan, will be contributed from WL
              Homes to the Combined Entity.  The Bridge
              Loan will be repaid by the Combined Entity.


Ownership     Pre-closing:  This proposal assumes that
              Presley Del. has (i) an aggregate of
              52,195,678 shares of Series A Common Stock and Series B Common Stock outstanding,
              (ii) outstanding options having an exercise price of not less than $1.00 per share, and (iii) no other convertible securities.

              Post-closing:  After the proposed
              transactions, General Lyon will own all
              of the outstanding capital stock of WL
              Homes, which will own all of the
              outstanding capital stock of the Combined
              Entity.

Conditions to
  Signing     (a)   Approval of at least a majority of the
                    outstanding 12.5% Senior Notes due 2001 (the
                    "Notes") to an extension of the maturity date and to certain modifications to the financial covenants relating to such Notes.

              (b)   Consent and voting agreement from
                    Foothill Capital Corporation, The
                    Foothill Group, Inc., Pearl Street,
                    L.P., First Plaza Group Trust and
                    International Nederlande (U.S.)
                    Capital Corporation

              (c)  Consent to the proposed transactions
                   and waiver of benefits from any action
                   seeking to challenge the transactions
                   (whether by contract, law or otherwise), from each of the material creditors of Presley and WL Homes

              (d)  Other third party approvals reasonably
                   necessary to complete the proposed
                   transactions

Conditions to
  Closing     (a)  Approval by Presley Del. stockholders

              (b)  Hart-Scott-Rodino waiting period
                   expires or is terminated

              (c)  No material adverse change to the
                   business, operations or prospects
                   of Presley

              (d)  Fairness opinion from SBC Warburg
                   Dillon Read Inc., including opinion
                   as to value of WL Homes, reasonably
                   satisfactory to WL Homes

              (e)  Other conditions reasonably
                   requested by WL Homes, including
                   customary legal opinions

Termination
  Rights      (a)  Either party may terminate if the
                   closing has not occurred by December
                   31, 1998 (unless the delay is because
                   of a breach by the terminating party)

              (b)  By mutual consent

              (c)  By WL Homes in the event of a
                   material adverse change in the
                   business, operations or prospects
                   of Presley

Exclusivity
  Agreement   Following general agreement regarding the
              terms included herein, Presley and WL
              Homes will enter into an Exclusivity
              Agreement providing WL Homes a 120 day
              exclusivity period during which it will
              conduct due diligence, the parties
              will negotiate in good faith a definitive agreement to be prepared by WL Homes and the parties will negotiate in good faith with the holders of the Notes and other third parties to obtain the required modifications and consents.
              Neither Presley nor any of its affiliates will negotiate with any other party while
              Presley and WL Homes are negotiating in
              good faith.

Definitive
  Agreement   While this proposal includes the essential
              terms of an agreement relating to the
              subject transactions, it does not and is not intended to constitute a legally binding offer with respect to the transactions. No obligation of any nature, other than those contained in the Exclusivity Agreement, shall exist between the parties until and unless a mutually satisfactory definitive agreement is executed by the parties.
              The definitive agreement will contain
              limited representations and warranties.

Fees and
  Expenses All expenses incurred in connection with the proposed transactions will be paid by the party incurring such costs; if the transactions are consummated, WL Homes will assume all reasonable liabilities incurred by Presley in connection therewith.

Access to
  Information  Presley will make available financial,
               business and other information concerning its operations as WL Homes may reasonably request. Presley acknowledges that
               General Lyon and Wade Cable, directors
               of Presley, have prepared this proposal
               and are sharing information regarding
               Presley with their advisors in
               connection with the proposed transactions.

Disclosure     Neither WL Homes nor Presley will
               disclose to any third party that these
               discussions are taking place, or have
               taken place, without the prior written
               approval of the other party; neither WL
               Homes nor Presley will issue any press
               release in connection with the matters
               contemplated herein, other than as
               required by law or agreed to by the
               parties.